

July 7, 2010

Shelly O'Brien, Esq.,
General Counsel
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois 60601

     Re: Envestnet, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed July 1, 2010
            File No. 333-165717

Dear Ms. O'Brien:

We have reviewed your amended registration statement and the letter dated July 1, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business, page 64

Increased use of fee-based investment solutions, page 68

1. Please provide us with the source for the following statement that you inserted on page 68: "according to the Securities Industry and Financial Markets Association the percentage of fee-related revenue in the securities industry has doubled from 1990 to the first quarter of 2010.

Our Customers, page 76

2. We note your response to comment two from our letter dated June 23, 2010. As requested previously, please discuss, within your prospectus, your ability to readily replace this customer with one or more other customers.

Executive Compensation, page 89

3. We note your response to comment three from our letter dated June 23, 2010. Please make consistent revisions to your header on page 91 where you continue to refer to "Incentive Compensation Program," as it appears that this program is not properly characterized as incentive-based. Please also provide additional disclosure to explain how the Compensation Committee arrived at the profit sharing amount of $1.6 million to explain, at a minimum, what management's recommendation was and how the formula influenced this amount.

Principal and Selling Stockholders, page 106

4. We note that you adjusted the share ownership amounts to account for your intended 5 for 1 reverse share split. We note that in some of the footnotes, including amounts detailed in footnote two and footnote four that the new share amounts do not equal a 5 for 1 split. For example, in footnote 2 AOS owned 25,370,508 shares before the split and 5,073,365 after the split. However, a five for one split of 25,370,508 should equal 5,074,101. Also, the breakdown of shares in footnote two and three does not equal the total amount of shares listed in the table for these share owners. Please review your entire selling shareholder table, including the footnotes, and revise your table accordingly or advise why revisions are not necessary.

5. In your letter dated May 6, 2010 you indicated that you would respond to comments 64 and 65 from our letter dated April 23, 2010 in a subsequent amendment to the Registration Statement, if applicable. As of amendment number three to the Registration Statement we have yet to receive your response to those comments. While some of the disclosure was only required if a selling stock holder is a broker-dealer or an affiliate of a broker-dealer the comment also asked you to tell us whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. Therefore, we respectfully reissue comments 64 and 65 from our letter April 23, 2010.

Item 13. Other Expenses of Issuance and Distribution, page II-1

6. You indicate that your expense of issuance and distribution will total $2,106,730. However, the sum of the expenses you listed total $2,117,230. Please revise or advise.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Draft Exhibit 5 (provided as Annex A to response to comment letter dated July 1, 2010)

7. The legal opinion states that it is limited to the "General Corporation Law of the State of Delaware." The reference to the General Corporation Law of the State of Delaware should include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally via correspondence filed on EDGAR.

8. The legal opinion states that "[t]his opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

9. We note that in paragraphs (1) and (2) counsel has extensively qualified its opinion regarding events that may occur before effectiveness or at effectiveness. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Further, since the opinion must speak as of the date of effectiveness of the registration statement we are unsure for the need for these qualifications. Please advise or revise.

SEC Comment Letter dated April 23, 2010

Executive Compensation, page 77

10. We note your response to comment 44 from our letter dated April 23, 2010. We note that you generally described the process that the Compensation Committee undertook to reach their conclusion. Please tell us how, based on that process, they reached their conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on you.

Principal and Selling Stockholders, page 88

11. We note your response to comment 66 from our letter dated April 23, 2010. Please include in your disclosure the information you provide in response to our comment.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

   Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

            Sincerely,

            H. Christopher Owings
            Assistant Director

cc: Edward Best, Esq.
   Mayer Brown LLP
   Via facsimile